Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 22-01

Alianza Minerals Recaps 2021 Results and Outlines 2022 Plans

Vancouver, BC, January 18, 2022 - Alianza Minerals Ltd. (“Alianza”) (TSX-V: ANZ, OTCQB: TARSF) provides a summary of 2021 accomplishments and a preview of 2022.

“We had an extremely productive year in 2021, marked by advancement of the exciting new West Fault high grade silver target at our Haldane Project in Yukon’s historic Keno Hill Mining District,” stated Jason Weber, P.Geo, President and CEO of Alianza. “We also made great progress introducing our Copper Alliance in the Southwest United States, making two acquisitions, and farming out one project. Including work at our Tim Project with our partner Coeur, we are expecting four drilling programs on Alianza projects in 2022.”

Haldane Silver Project, Keno Hill District, Yukon – 100% Owned

The 2021 campaign at Haldane kicked off after the announcement of high-grade silver mineralization and wide vein intersections in drill hole HLD20-19 early 2021 at the new West Fault target. Drilling commenced in the spring to follow up the result from the 2020 intersection (8.72 m estimated true width averaging 311 g/t silver, 0.89% lead and 1.13% zinc) with 50 metre step outs along strike and down dip, extending mineralization 100 metres along strike and 90 metres down trend. This campaign was highlighted by additional high grade results of 3.14 m estimated true width averaging 1,351 g/t silver, 2.43% lead and 2.91% zinc in hole HLD21-24 including 1.26 m estimated true width averaging 3,267 g/t silver, 5.80% lead and 7.02% zinc. Drilling revealed two splays of strongly mineralized veins within the West Fault Complex. The next phase of drilling will test the West Fault Complex vein mineralization to the southwest and down dip to determine the extent of high grade silver mineralization at this target. This program is planned to commence in the summer with a minimum of 2,000 metres of drilling planned. In addition to the high priority West Fault, plans for additional holes at the Middlecoff and the recently discovered Bighorn targets are being drawn up as well. Program details will be made available once finalized.

Klondike Property, Southwest US Copper Alliance, Colorado – Optioned to Allied Copper

Alianza, together with Alliance partner Cloudbreak Discovery, PLC, a London Stock Exchange listed company, recently optioned the Klondike copper property in Colorado to Allied Copper Corp. (“Allied”) (TSXV:CPR) (see press release dated December 7, 2021). Allied is planning initial remote sensing and magnetics geophysical surveys to be followed by drilling. Recent work by Alianza and Cloudbreak expanded upon known copper mineralization on surface, particularly at the Northeast Fault target, where rock sampling returned 1.56% copper and 1.4 g/t silver over a 4.6 metre chip sample of copper oxides bearing, bleached, bitumen spotted and altered Jurassic sandstones. This target area was traced over 200 metres on strike and over 100 metres in width before becoming obscured under overburden.

Tim Silver Property, Yukon – Optioned to Coeur

Coeur Explorations Inc., a wholly owned subsidiary of silver producer Coeur Mining, Inc., completed SkyTEM airborne geophysics, mapping, soil geochemical sampling and trenching at Tim in 2021. The SkyTEM airborne survey identified several conductors that appear to correlate with oxidized silver-bearing mineralization encountered in historic trenching programs by previous operators. Re-opening of the historic trenches in 2021 exposed oxidized material thought to be related to carbonate replacement mineralization, similar in nature to silver-bearing mineralization seen elsewhere in the region. Analytical results from trench samples are pending. In total, 1,298 soil samples, 38 rock chip and grab samples from the historic trenches, and 4 rock grab samples from regional reconnaissance were collected during the program.

Once all analytical results have been received and compiled by Coeur and provided to Alianza, results will be reported. The Tim Property is located 19km from Coeur’s Silvertip Mine in the Rancheria district of the southern Yukon Territory, Canada. Coeur is earning an 80% interest by completing (i) funding $3.55 million in exploration over five years and (ii) making scheduled cash payments totalling $575,000 over eight years. Coeur must also fund a feasibility study and notify Alianza of its intention to develop a commercial mine on the property by December, 2028.

Twin Canyon Gold Property, Colorado – Available for Option

Exploration at Twin Canyon in 2021 consisted of additional sampling and mapping of mineralization and structures underground at the Charlene Mine in order to help identify controls on mineralization and prioritize drill targets for testing the over 3,000 m by 250 m gold-in-soil geochemical anomaly surrounding the Charlene workings. Management expects to receive a permit for the drill program from the United States Forest Service and Colorado state authorities in short order. Alianza will seek a partner to conduct a ten-hole RC drilling program under the approved permit.

Other Properties

Management is actively engaged in advanced discussions to option out additional properties in its portfolio in Nevada, Colorado and British Columbia. It is expected that one or more agreements will be finalized early in 2022 that may lead to additional partner funded exploration for Alianza and its shareholders this year.

Option Grant

Alianza has granted options to employees, consultants and contractors to the Company at a price of $0.10. A total of 5,800,000 options were granted, expiring January 18, 2027.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Scott Logan

slogan@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.